Exhibit 99.3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF GOLDCORP INC.

FOR USE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

APRIL 4, 2019

The undersigned shareholder(s) of GOLDCORP INC. (the “Company”) hereby appoint(s) Ian W. Telfer, Chairman of the Board of the Company, or in lieu of the foregoing, Anna M. Tudela, Vice President, Diversity, Regulatory Affairs & Corporate Secretary of the Company, or in lieu of the foregoing,                                                                                           , to attend and vote on behalf of the undersigned at the Special Meeting of Shareholders (the “Meeting”) of the Company to be held at the offices of Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 on April 4, 2019 at 9:00 a.m. (Vancouver time), and at any postponements or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder’s discretion except as otherwise specified below.

The directors and management recommend shareholders VOTE FOR the matter set out below.

The undersigned specifies that all of the voting shares owned by him or her and represented by this form of proxy shall be voted according to the instructions provided below on the special resolution, the full text of which is set forth in Schedule “A” to the Company’s management information circular for the Meeting (the “Goldcorp Circular”), hereby revoking any proxy previously given.

1. ARRANGEMENT RESOLUTION	FOR	AGAINST

A special resolution to approve an arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Company and Newmont Mining Corporation, all as more particularly described in the management information circular of the Company dated March 4, 2019.	☐	☐

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any postponement or adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any postponement or adjournment thereof.

Signature of Shareholder	Name of Shareholder (Please Print)

DATED this                  day of                                              , 2019.

Notes:

1.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any postponement or adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy.

2.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares will be voted accordingly. Where no specification is made, the shares will be VOTED FOR the matter set out in item 1 above.

3.

Proxies to be used at the Meeting or any postponement or adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any postponement or adjournment thereof. The Company reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but the Company is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

4.	This proxy ceases to be valid one year from its date.

5.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to: AST Trust Company (Canada), Attention: Proxy Department P.O. Box 721, Agincourt, Ontario M1S 0A1. Proxies must be received by 9:00 a.m. (Vancouver time) on April 2, 2019.

VOTE BY MAIL: This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on the label. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

VOTE BY FAX: To vote by fax, send this completed form of proxy to 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

VOTE BY INTERNET: To vote by internet, go to www.astvotemyproxy.com and have this form of proxy available, as you will be prompted to enter your 13-digit Control Number which is printed on this proxy. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.